UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )            No  Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )            No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 27, 2008 and March 31, 2008. Attached is English language version of the notice.

The following table sets forth the summary of the decision on investment in other corporation.

	1.Details of issuing company	Name of company	En Value Co.,Ltd.	Representative	Yun, Hyo Chul
		Capital Stock (KRW)	1,969,200,000	Total number of outstanding Shares	800,000
		Relationship to company	Affiliated Company after investment
		Main Business	Solar cell and Semiconductor automation related equipment.

2.Details of acquisition	Number of shares to be acquired	800,000
	Acquisition Amount (KRW)	1,969,200,000
	Equity Capital (KRW)	86,180,884,062
	Ratio to Equity Capital (%)	2.28
	Applicability of Large-scale Corporation	No

	3.Number of shares held and shareholding ratio after Acquisition	Number of Shares Held		800,000
		Shareholding Ratio		100

	4.Acquisition method	Payment in cash

	5.Purpose of acquisition	To expand business scope through the establishment of overseas subsidiary.

	6.Sheduled acquisition date	March 31, 2008

	7.Date of Board of directors’ resolution (Decision date)	March 27, 2008

	-Attendance of outside directors	Present (No)	2
		Absent (No)	1

	-Attendance of auditors (members of Audit Committee)		Present

	8.Other reference concerning investment decisions

- Acquisition amount above mentioned is USD 2,000,000 and Won currency is calculated by applying at the exchange rate of 986.40(KRW) to the US Dollar.

- Scheduled acquisition date above mentioned is a payment date of investment capital.

		Relevant Disclosure: -

The following table sets forth the summary of the addition of affiliated company.

1.Details of Change		Addition of Affiliated Company

2.Description of Affiliated Company	Name of Company	En Value Co.,Ltd.
	Representative	Yun, Hyo Chul
	Condensed Balance Sheet	Total Asset (KRW)	—	Total Shareholders’ Equity(KRW)	—
		Total Liabilities(KRW)	—	Capital Stock(KRW)	1,969,200,000
	Main Business	Solar cell and Semiconductor automation related equipment.

3.Nane of Affiliated Group		Mirae Corporation

4.Reasons for Change		To expand business scope through addition of affiliated company.

5.Number of Affiliated Companies	Before Change	8
	After Change	9

6.Date of Change		March 31, 2008

7.Date the change was confirmed		March 31, 2008

8.Other references concerning investment decisions

-Date of Change above mentioned is a payment date of investment capital.

- Acquisition amount above mentioned is USD 2,000,000 and Won currency is calculated by applying at the exchange rate of 986.40(KRW) to the US Dollar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2008

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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